Caladrius Biosciences, Inc.
110 Allen Road, Second Floor
Basking Ridge, NJ 07920

July 31, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Caladrius Biosciences, Inc.
Registration Statement on Form S-3 (File No. 333-226319)
Filed on July 24, 2018
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Caladrius Biosciences, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, File No. 333-226319, so that it will be declared effective on August 2, 2018, at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.
Please contact our legal counsel, Jeffrey P. Schultz, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6732, if you have any questions concerning this request.
Very truly yours,
Caladrius Biosciences, Inc.

/s/ Joseph Talamo
Name:        Joseph Talamo
Title:        Chief Financial Officer

cc:    Todd Girolamo, Caladrius Biosciences, Inc.
Jeffrey P. Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.